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                                                                  Exhibit (a)(3)

Dear Employee:

     I am happy to announce that Rainmaker Systems, Inc. ("Rainmaker Systems" or the "Company") will offer to exchange certain options that you hold under the Company's 1999 Stock Incentive Plan (the "1999 Plan"), including options originally granted under the Company's prior option plans and assumed by the 1999 Plan, for new options to purchase shares of common stock we will issue under the 1999 Plan. The program is intended to address the recent price decline of Rainmaker Systems' stock and the resulting financial impact on our employees.

     As you are aware, many of our outstanding options have exercise prices higher than the current market price of our common stock. By making it possible to exchange those outstanding options with an exercise price equal to or above $0.40 per share for new options that have an exercise price equal to the highest of (i) the closing selling price per share of our common stock on the trading day immediately before the day of grant, (ii) the average of the high and low per share sales price of our common stock on the day of grant, or (iii) the closing selling price per share on the day of grant, as quoted on Nasdaq or on the OTC Bulletin Board, as the case may then be, we intend to provide Rainmaker Systems employees with the benefit of options that over time may have a greater potential to increase in value.

     Beginning this week, Rainmaker Systems will be conducting meetings throughout the company to explain this program and address your questions. You will be receiving detailed information on this program, starting today with an attachment containing the principal portions of our preliminary filing with the SEC. In the following weeks, you will receive further information when we formally commence the program.

     Please read the material carefully, especially the Summary Term Sheet. Whether to choose the option exchange is an important decision that you need to make based upon your own individual financial situation and goals. Please understand that Rainmaker Systems cannot advise you on that decision, and we have not authorized anyone to make any recommendation on our behalf as to your choices. You may want to consider soliciting the advice of a professional financial advisor so that you can make the best decision.

     We are announcing this program in our ongoing efforts to continue providing a compensation structure that links your contributions to Rainmaker Systems' success, stockholder value, and your personal financial gain. After many weeks of intensive research, analysis and discussion internally and with outside experts, we have developed a program that builds on our existing equity compensation structure, providing an additional mechanism for potential meaningful financial gain over time for Rainmaker Systems' employees, whose enormous contributions are the cornerstone of our company's success.

     The Company's offer is being made under the terms and subject to the conditions of the offer to exchange and related letter of transmittal enclosed with this letter. You should carefully read the entire offer to exchange and letter of transmittal before you decide whether to tender all or any portion of your options. A tender of options involves risks which are discussed in the offer to exchange. To tender options, you will be required to properly complete and return to us

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the letter of transmittal and any other documents specified in that letter by the expiration date of the Company's offer.

     If you have any questions about the offer, please call the undersigned or Joan Warren at (831) 430-3800.

     We thank you for your continued efforts on behalf of Rainmaker Systems, Inc.

                                    Sincerely,

                                    _______________________________________
                                    Martin Hernandez
                                    Secretary, Chief Operating Officer and Chief
                                    Financial Officer

Enclosures

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